14040037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45321

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2013** (MM/DD/YY) AND ENDING **December 31, 2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue
(No. and street)

Boston	**MA**	**02199**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charuda Upatham-Costello **(617) 954-4810**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA 3/20

AB 3/27

OATH OR AFFIRMATION

I, Charuda Upatham-Costello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF MASSACHUSETTS
Charuda Upatham-Costello personally appeared before me, the undersigned notary public, and ~~proved to me his/her identity through satisfactory evidence, which~~ ~~were~~ personally known to me and swore or affirmed the attached document's contents are truthful and accurate to the best of his/her knowledge on this 28th day of February 2014.

Kristine M. McAvoy
KRISTINE M. MCAVOY, Notary Public
My Commission Expires September 18, 2020

Signature

Sr. Group Controller and
Financial and Operations Principal

Title

KRISTINE M MCAVOY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 18, 2020

Notary Public

This report ** contains (check all applicable boxes):

- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Changes in Financial Condition.
- ( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ( ) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation
- ( ) (m) Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Deloitte.

MFS FUND DISTRIBUTORS, INC.
(SEC I.D. No. 8-45321)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

FILED PURSUANT TO RULE 17a-5(e)(3)
UNDER THE SECURITIES EXCHANGE
ACT OF 1934 AS A PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company), as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MFS Fund Distributors, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Notes A and B, the financial statement includes significant transactions with and allocations from Massachusetts Financial Services Company and its affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated company.

Deloitte & Touche LLP

February 28, 2014

MFS FUND DISTRIBUTORS
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

($'s in thousands, except share data)

ASSETS:		
Cash and cash equivalents	$	83,171
Short-term investments		24,470
Long-term investments		837
Receivables		1,587
Prepaid expenses		2,610
Due from Parent and its affiliates, net (Note B)		3,858
TOTAL ASSETS	$	116,533
LIABILITIES:		
Accounts payable and accrued expenses	$	77,528
Accrued compensation		21,932
TOTAL LIABILITIES		99,460
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value;		
Authorized 3,000 shares		
Issued and outstanding, 1,000 shares		1
Additional paid-in capital		18,025
Accumulated deficit		(953)
TOTAL STOCKHOLDER'S EQUITY		17,073
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	116,533

See Notes to Statement of Financial Condition.

MFS FUND DISTRIBUTORS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
($'s in thousands)

A. Summary of Significant Accounting Policies:

Business and organization

MFS Fund Distributors, Inc. (the "Company" or "MFD"), a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS"), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is ultimately a majority-owned subsidiary of Sun Life Financial Inc. ("Sun Life"). The Company provides distribution and administrative services to registered investment companies for which the Parent is the investment advisor. The Company's business and results of operations are, to a significant extent, dependent on the magnitude and composition of assets under management of its Parent, which include domestic and international equity and fixed income portfolios. Therefore, fluctuations in financial markets and the assets under management of its Parent impact the Company's operating results. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The accompanying financial statement was prepared from the separate records maintained by the Company, which include significant allocations from, and transactions with, its Parent and the Parent's affiliates, and is not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company has received and continues to receive significant subsidies from its Parent pursuant to a loss indemnification agreement ("LIA") and transfer pricing agreement ("TPA") described in Note B. It is the intention of the Parent to make funds available to continue operations of the Company and to keep these agreements in place for at least the next fiscal year.

Use of estimates

The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and commercial paper with original maturities of three months or less.

A. Summary of Significant Accounting Policies (continued):

Investment valuation

Short-term investments consist of investments in commercial paper with original maturities over three months but less than one year from the date of purchase. Short-term investments are carried at amortized cost.

Long-term investments consist of investments in registered investment companies for which the Parent is the investment advisor. Investments in registered investment companies are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial instruments

The carrying amounts reported in the financial statement for cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments. Long-term investments are reported at fair value.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate and the combined Massachusetts state tax return of the Parent ("the Affiliate Returns"). The Company is included in the combined state tax returns of certain affiliates for the states in which the Company and/or an affiliate (or affiliates) operate. Federal and Massachusetts income tax amounts are allocated among members of the consolidated and combined tax groups based upon the separate return method. Effective April 1, 2013, as a result of the TPA described in Note B, the Company began to report its allocated portion of federal and state income taxes.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying tax rates expected to be in effect when such differences reverse. A valuation allowance is provided when deferred tax assets are likely not to be realized.

A. Summary of Significant Accounting Policies (continued):

Accounting for uncertainty in income taxes recognized in the financial statements for a tax position taken or expected to be taken in a tax return requires that amounts recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies related to the tax benefit. The difference between the tax benefit recognized in the financial statements for a tax position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. . As the Company continues to be included in the Affiliate Returns described above, any deferred tax assets and liabilities and uncertain tax positions are included in "Due from Parent and its Affiliates, net".

B. Related Party Transactions:

The Company's financial statements include significant allocations from, and transactions with, its Parent and the Parent's affiliates as discussed in Note A. The Company shares personnel, office facilities and information systems with its Parent and the Parent's affiliates. Pursuant to the LIA between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year and reimburse the Company for the net operating and non-operating loss it incurs. The LIA has no set expiration. Prior to the TPA, the reimbursements under the LIA were determined on a post-tax basis, and as a result, prior to April 1, 2013 the Company had no direct obligation for federal or state income taxes.

Pursuant to the TPA between the Company and its Parent and the Parent's affiliates effective April 1, 2013, the Company agrees to provide various professional services to MFS at arms-length pricing in accordance with the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder and the Organisation for Economic Co-operation and Development's Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations ("OECD Guidelines"). The terms of the TPA allow the Company to earn intercompany service fees from the Parent and the Parent's affiliates based on a percentage of costs incurred by the Company to provide professional services. The TPA has no set expiration.

"Due from Parent and its affiliates, net" includes amounts receivable from the Parent of $4,014 and amounts payable to the Parent's affiliates of $156. The net amount receivable from the Parent and its affiliates includes amounts related to current and deferred income taxes, which prior to settlement, includes a deferred tax asset of $4,792 and a liability for uncertain tax positions of $2,384 (see Note H). The Company pays no interest on the amounts due to its Parent or its affiliates and there is no contractual due date for intercompany balances, although the Company generally settles these balances on a monthly basis.

B. Related Party Transactions (continued):

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2029. Expenses related to these commitments are allocated to the Company in the year in which they are incurred.

C. Fair Value Measurements:

Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures," provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 investments) and the lowest priority to unobservable inputs (Level 3 investments). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment.

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2013.

Short-term investments: Investments in commercial paper are carried at amortized cost, which approximates fair value. The fair value of short-term investments is based on other observable inputs. At December 31, 2013, the Company's short-term investments are categorized as "Level 2".

($'s in thousands)

C. Fair Value Measurements (continued):

Long-term investments: Investments in registered investment companies are valued at the daily closing price as reported by the mutual fund. Registered investment companies held by the Company are open-ended mutual funds that are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value ("NAV") and to transact at that price. The registered investment companies held by the Company are deemed to be actively traded. At December 31, 2013, the Company's long-term investments are categorized as "Level 1".

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the Company's policy is to recognize significant transfers between levels at the beginning of the reporting period.

The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer. There were no transfers between levels for the year ended December 31, 2013.

D. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $25 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2013, the Company had net capital of $10,170 which exceeded its required net capital of $6,641. The Company's aggregate indebtedness to net capital ratio was 9.80 to 1 at December 31, 2013.

E. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(2)(i) thereof.

($'s in thousands)

F. Commitments and Contingencies:

Indemnities

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

G. Income Taxes:

In conjunction with the adoption of the TPA, on April 1, 2013, the Company recognized a net deferred tax asset of $4,959 previously reported by the Parent. The following is a summary of deferred tax assets (liabilities) at December 31, 2013 included in "Due from Parent and its Affiliates, net" which would be subject to the settlement process described in Note B:

Deferred Tax Assets:	
Stock based compensation	$3,479
Employee benefits	1,335
Depreciation	36
Other	1
Total deferred tax assets	4,851
Deferred Tax Liabilities:	
Unrealized gain on financial instruments	(59)
Deferred tax asset, net	$4,792

($'s in thousands)

G. Income Taxes (continued):

The Company also assumed a reserve of $2,895, excluding interest and penalties, relating to uncertain tax positions as of April 1, 2013 that were previously reported by the Parent. The following is a reconciliation of the beginning and ending uncertain tax liability at December 31, 2013 included in "Due from Parent and its affiliates, net" which would be subject to the settlement process described in Note B:

Balance at January 1,	$ -
Gross increases- amounts assumed from Parent	2,895
Gross increases–tax positions in prior years	-
Gross decreases–tax positions in prior years	(664)
Gross increases-current year tax positions	153
Balance at December 31,	$2,384

As of December 31, 2013, the total amounts of accrued interest and penalties recognized in the Balance Sheet in "Due from Parent and its affiliates, net " were $2,897.

The Company, through its Parent and affiliates tax filing requirements described in Note A, is subject to federal income tax as well as state income tax in multiple jurisdictions. The Company, through its Parent and affiliates tax filing requirements described in Note A, is generally no longer subject to income tax examinations relating to originally filed returns with the U.S. federal, state or local tax authorities for fiscal years prior to 2003. The Company, through its Parent and affiliates tax filing requirements described in Note A, is under perpetual federal audit and occasional state audit. The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold, as described in Note A. It is reasonably possible that within the next twelve months the total unrecognized tax benefit as of December 31, 2013, could decrease by an estimated $94 as a result of the expiration of statute of limitations in certain U.S. state and local tax jurisdictions.

H. Subsequent Events

The Company has evaluated events and transactions through the date of issuance and determined that there are no material events or transactions which require adjustment to, or disclosure in the financial statement.

******

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 28, 2014

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company) as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding significant transactions with Massachusetts Financial Services Company and its affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP